Exhibit 99.2

Seanergy Maritime Holdings Corp. Reports Financial Results for the First Quarter Ended March 31, 2021

Highlights of the First Quarter of 2021:

◾	Net revenues: $20.4 million in Q1 2021, as compared to $13.3 million in Q1 2020, up 53%

◾	Net loss: $1.3 million in Q1 2021, as compared to net loss of $8.3 million in Q1 2020

◾	EBITDA[1]: $6.5 million in Q1 2021, as compared to $1.0 million in Q1 2020, up 567%

◾	Adjusted EBITDA[1]: $7.9 million in Q1 2021, as compared to $1.4 million in Q1 2020, up 483%

◾	Cash position[2]: $58.1 million in Q1 2021, as compared to $23.7 million in Q4 2020, up 145%

◾	Debt and other financial liabilities[3]: $131.5 million in Q1 2021, as compared to $169.8 million in Q4 2020

◾	Shareholders’ equity: $188.1 million in Q1 2021, as compared to $ 95.7 million in Q4 2020, up 97%

First Quarter & Recent developments:

◾	Acquisition of 5 modern Japanese Capesize vessels, for a total investment of $134.3 million and a fleet increase to 16 vessels and 2.8 million DWT (on a fully delivered basis)

◾	New time charter agreements for four Capesize vessels with prominent charterers

◾	Debt reduction of $38.8 million during the first quarter of 2021

◾	New financing and refinancing transactions of $73.5 million in the second quarter of 2021

May 25, 2021 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP), announced today its financial results for the first quarter ended March 31, 2021.

For the quarter ended March 31, 2021, the Company generated net revenues of $20.4 million, a 53% increase compared to the first quarter of 2020. Adjusted EBITDA for the quarter was approximately $7.9 million, increased by 483% from $1.4 million in the same period of 2020. Net loss for the first quarter was $1.3 million compared to net loss of $8.3 million in the first quarter of 2020.

The daily Time Charter Equivalent (“TCE”)1 of the fleet for the first quarter of 2021 was $16,219, marking a 91% increase when compared to the respective figure for the first quarter of 2020 of $8,481. The average daily OPEX of the fleet for the quarter was $5,605, in line with the $5,566 figure of the respective quarter of 2020.

Cash and cash-equivalents, restricted cash and term deposits as of March 31, 2021 stood at $58.1 million, compared to $23.7 million as of December 31, 2020. Shareholders’ equity at the end of the first quarter was $188.1 million, almost double shareholders’ equity of $95.7 million as of December 31, 2020, while long-term debt (senior and junior loans and financial leases) stood at $131.5 million as of March 31, 2021, reduced by 22.5% from $169.8 million as of the end of 2020.

1 Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), Adjusted EBITDA and Time Charter Equivalent rate (“TCE”) are non-GAAP measures. Please see the reconciliation below of EBITDA and Adjusted EBITDA to Net Income/ (Loss) and TCE to Net revenues from vessels, in each case the most directly comparable U.S. GAAP measure.
2 Includes cash and cash-equivalents, restricted cash and term deposits.
3 Net of deferred finance costs.

Second Quarter 2021 TCE Guidance:

As of the date hereof, approximately 95.7% of the Company’s fleet operating days in the second quarter of 2021 have been fixed at a TCE of approximately $22,4004, or 313% higher than the $5,424 TCE recorded in the second quarter of 2020. Our TCE guidance for the second quarter of 2021 includes certain conversions (5 vessels) of index-linked charters to fixed for the 3-month period ending on June 30, 2021 which were concluded in the fourth quarter of 2020 as part of our freight hedging strategy. The following table provides the break-down:

	Operating Days	TCE
TCE - fixed rate (FFA conversion)	455.0	$14,656
TCE - index linked / spot	598.4	$28,270
Total / Average	1,053.4	$22,390

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Since the beginning of 2021, the Capesize market has been increasing steadily to multi-year highs.  During the first quarter of the year, we successfully concluded a number of transformative transactions that are further shaping Seanergy’s future as a prominent shipping enterprise.

Concerning our results for the first quarter of 2021, our daily TCE stood at about $16,219, marking an increase of 91% compared to the TCE of the first quarter of 2020. Net revenues were $20.4 million, increased by 53% from the first quarter of 2020, while adjusted EBITDA increased by about 483% attesting to our significant operating leverage. Net result for the quarter was a loss of $1.32 million, which includes significant non-cash amortization charges of financing expenses associated with our loans and convertible notes and other non-cash items of approximately $2.8 million.

Our strategic initiatives in 2021 have been aimed at (i) growing our fleet at an opportune time in a rising market environment, (ii) further strengthening our balance sheet, (iii) further reducing our cost base and specifically our interest expenses, and (iv) positioning commercially our existing and newly acquired vessels to benefit from the improving market conditions.

More specifically, we agreed to acquire five high quality Japanese Capesize vessels of an average age of approximately 10 years, with a total investment of $134.3 million and prompt deliveries. Our new acquisitions are funded with cash at hand and low-levered loan facilities. On a fully delivered basis, our fleet will increase by approximately 50% to 2.8 million DWT of cargo carrying capacity.

In addition, we have delevered our balance sheet considerably through the early retirement of higher-cost senior and junior facilities. In Q1 2021 we have reduced our debt levels by $38.8 million.

On the commercial front, we have entered into four new period chartering agreements with prominent Capesize charterers. Firstly, we expanded our business relationship with Cargill with a five-year period chartering agreement for the M/V Flagship, which also entails an important environmental angle since the charterer will fund the installation of certain energy-saving devices onboard the vessel. In addition, we initiated period agreements with prominent names like Anglo American and NYK Line, successfully expanding our client base.

As a result, the majority of our operating fleet will continue to be employed under index-linked time-charters. This will have a direct reflection on our revenue stream which is expected to strengthen considerably in the remainder of the year.

Regarding our market, in the first months of 2021 we are experiencing a steady and sustainable market increase, compared to the seasonality patterns of the previous years.  In the second quarter of 2021 so far, Capesize rates have ranged between $20,000 and $45,000 per day, levels not seen for over a decade. The booming commodities cycle in combination with the most favorable vessel-supply fundamentals of the Capesize sector in some time, and the 17-year low vessel orderbook, point towards a strong Capesize market for the years to come.

Finally, I wish to note that we expect that our recent corporate developments in combination with the strong trend in our market, will reflect very positively on our earnings and free cash flow generation for the remainder of the year and consequently shareholders’ value.  I strongly believe that Seanergy is in an optimal position to better capitalize on the strong market fundamentals. We remain committed to delivering additional value to our shareholders.”

4 TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE assumed for the remaining operating days is equal to the FFA rate for the respective period. Spot estimates are provided using the load-to-discharge method of accounting. Load-to-discharge accounting recognizes revenues over fewer days as opposed to the discharge-to-discharge method of accounting used prior to 2018, resulting in higher rates for these days and only voyage expenses being recorded in the ballast days. Over the duration of the voyage (discharge-to-discharge) there is no difference in the total revenues and costs to be recognized. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

Company Fleet following vessels’ deliveries:

Vessel Name	Vessel Size Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	Minimum T/C duration
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked (1)	3 years
Championship	Capesize	179,238	2011	Sungdong	Yes	T/C Index Linked (2)	5 years
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked (3)	3 years
Premiership	Capesize	170,024	2010	Sungdong	Yes	T/C Index Linked (4)	3 years
Squireship	Capesize	170,018	2010	Sungdong	Yes	T/C Index Linked (5)	3 years
Knightship	Capesize	178,978	2010	Hyundai	Yes	T/C Index Linked (6)	3 years
Gloriuship	Capesize	171,314	2004	Hyundai	No	T/C Index Linked (7)	10 months
Fellowship	Capesize	179,701	2010	Daewoo	No	T/C Index Linked (8)	1 year
Geniuship	Capesize	170,058	2010	Sungdong	No	T/C Index Linked (9)	11 months
Hellasship	Capesize	181,325	2012	Imabari	No	T/C Index Linked (10)	1 year
Flagship	Capesize	176,387	2013	Mitsui Engineering	No	T/C Index Linked (11)	5 years
Leadership	Capesize	171,199	2001	Koyo – Imabari	No	Voyage/Spot
Goodship	Capesize	177,536	2005	Mitsui Engineering	No	Voyage/Spot
Tradership (12)	Capesize	176,925	2006	Japanese Shipyard	No	N/A
Patriotship (12)	Capesize	181,709	2010	Japanese Shipyard	Yes	T/C Fixed Rate(14)	1 year
Worldship (13)	Capesize	181,415	2012	Japanese Shipyard	Yes	N/A
Total / Average age		2,823,878	11.8

(1)
Chartered by a major European utility and energy company and delivered to the charterer on September 11, 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between 3 and 12 months, based on the prevailing Capesize Forward Freight Agreement Rate (“FFA”) for the selected period.

(2)
Chartered by Cargill. The vessel was delivered to the charterer on November 7, 2018 for a period of employment of 60 months, with an additional period of about 24 to about 27 months at the charterer’s option. The daily charter hire is based on the BCI plus a net daily scrubber premium of $1,740. In addition, the time charter provides the option to convert the index linked rate to a fixed rate for a period of between 3 and 12 months based on the Capesize FFA for the selected period.

(3)
Chartered by a major European utility and energy company and delivered on August 4, 2019 for a period of minimum 33 to maximum 37 months with an optional period of 11-13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $3,735 until May 2021. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.

(4)
Chartered by Glencore and was delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

(5)
Chartered by Glencore and was delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

(6)
Chartered by Glencore and was delivered to the charterer on May 15, 2020 for a period of about 36 to about 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI.

(7)
Chartered by Pacbulk Shipping and delivered to the charterer on April 23, 2020 initially for a period of about 10 to about 14 months. Upon expiration of the current T/C period, in June 2021, the vessel will commence the second extension period up to minimum January 1, 2022 to maximum April 30, 2022. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate, based on the prevailing Capesize FFA for the selected period.

(8)
Chartered by Anglo American, a leading global mining company, and expected to be delivered to the charterer towards the beginning of June 2021 for a period of minimum 12 to maximum 15 months from the delivery date. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of minimum three and maximum 12 months, based on the prevailing Capesize FFA for the selected period.

(9)
Chartered by Pacbulk Shipping and was delivered to the charterer on March 22, 2021 for a period of about 11 to about 14 months from the delivery date. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate based on the prevailing Capesize FFA for the selected period.

(10)	Chartered by NYK Line and was delivered to the charterer on May 10, 2021 for a period of minimum 11 to maximum 15 months. The daily charter hire is based at a premium over the BCI.

(11)
Chartered by Cargill. The vessel was delivered to the charterer on May 10, 2021 for a period of 60 months. The daily charter hire is based at a premium over the BCI minus $1,325 per day. In addition, the time charter provides the option to convert the index linked rate to a fixed rate for a period of minimum 3 to maximum 12 months based on the Capesize FFA for the selected period.

(12)	Deliveries expected by mid-June 2021.

(13)	Delivery expected within Q3 2021.

(14)	Chartered by European cargo operator at a rate of $31,000 / day for a period of minimum 12 to maximum 18 months.

Fleet Data:

	Q1 2021	Q1 2020
Ownership days (1)	990	910
Operating days (2)	932	901
Fleet utilization (3)	94.1%	99.0%
TCE rate (4)	$16,219	$8,481
Daily Vessel Operating Expenses (5)	$5,605	$5,566

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days (i.e. number of ownership days less the aggregate number of days that the vessels are off-hire due to dry-dockings, special and intermediate surveys, or lay-up days) in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that the Company’s vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of the Company’s vessels and in evaluating their financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q1 2021	Q1 2020
Net revenues from vessels	20,398	13,339
Less: Voyage expenses	5,282	5,699
Net operating revenues	15,116	7,640
Operating days	932	901
TCE rate	$16,219	$8,481

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q1 2021	Q1 2020
Vessel operating expenses	5,549	5,065
Ownership days	990	910
Daily Vessel Operating Expenses	$5,605	$5,566

Net Loss to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q1 2021	Q1 2020
Net loss	(1,321)	(8,343)
Add: Net interest and finance cost	4,030	5,688
Add: Depreciation and amortization	3,817	3,634
EBITDA	6,526	979
Add: stock based compensation	1,403	382
Adjusted EBITDA	7,929	1,361

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock based compensation, which the Company believes is not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBIDTA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q1 2021	Q1 2020
Interest and finance costs, net	(4,030)	(5,688)
Add: Amortization of deferred finance charges and other discounts	808	325
Add: Amortization of convertible note beneficial conversion feature	558	1,136
Cash interest and finance costs	(2,664)	(4,227)

First Quarter and Recent Developments:

$73.5 million Financial Transactions

Alpha Bank S.A.

On May 20, 2021, the Company entered into a $37.45 million credit facility to (i) refinance the existing facilities of $25.5 million secured by the M/V Leadership and the M/V Squireship and (ii) finance the previously unencumbered M/V Lordship. The earliest maturity date of the facility will be in December 2024 and the interest rate is 3.5% plus LIBOR per annum. The Company has achieved net capital release of $12 million through this refinancing transaction and the extension of the maturity of the existing loans secured by the M/Vs Squireship and Leadership by two years.

Aegean Baltic Bank S.A. (“AB Bank”)

On April 22, 2021, the Company entered into a credit facility for an amount of $15.5 million secured by the M/V Goodship and the M/V Tradership. The facility has a term of 4.5 years, with latest maturity date falling on December 30, 2025 and bears interest of LIBOR plus 4% per annum. The first tranche of $7.5 million was drawn down on April 26, 2021 and the second tranche of $8.0 million will be drawn down on the delivery of the M/V Tradership.

Cargill International S.A. (“Cargill”)

On May 11, 2021, the Company entered into a sale and leaseback transaction with Cargill to partially fund the acquisition cost of the M/V Flagship. The financing amount is $20.5 million at an implied interest rate of approximately 2% all-in, fixed for five years. The Company has the option to buy back the vessel at any time during the whole five-year leasing period, at the end of which it has a purchase obligation of $10.0 million subject to certain adjustments based on the market price of the vessel.

In addition, Cargill will fund the equipment and the installation of certain energy saving devices onboard the M/V Flagship, aimed to increase the vessel’s energy efficiency, reduce fuel consumption and subsequently reduce the vessel’s carbon footprint.

Other Financing Updates

Moreover, the Company is in advanced discussions for the financing of two of its recent acquisitions, the M/Vs Hellasship and Patriotship, through a $30.9 million leasing arrangement at competitive terms.

Fleet Growth and Commercial Update

M/V Hellasship Delivery and Time Charter Commencement

In May 2021, the Company took delivery of the 181,325 dwt Capesize bulk carrier, built in 2012 in Japan, which has been renamed M/V Hellasship. The delivery of the M/V Hellasship was the first of the five Capesize acquisitions agreed in 2021.

The M/V Hellasship has been fixed on a time charter with NYK Line, a leading Japanese shipping company and operator. The T/C commenced on May 10, 2021 and will have a term of minimum 11 to maximum 15 months. The gross daily rate of the T/C is based at a premium over the BCI.

M/V Flagship Delivery and Time Charter Commencement

In May 2021, the Company took delivery of the 176,387 dwt Capesize bulk carrier, built in 2013 in Japan, which has been renamed M/V Flagship. The M/V Flagship is the second vessel of the Company’s fleet time-chartered to Cargill.

The daily hire is based on the BCI, while the Company has the option to convert the index-linked hire to fixed for a minimum period of three months to a maximum of 12 months based on the prevailing Capesize FFA curve. The rate is 102% of the BCI minus $1,325 per day. The term of the T/C has a duration of 5 years from the delivery of the vessel to Cargill, which took place on May 10, 2021.

M/V Tradership and M/V Patriotship expected deliveries

In February and March 2021, the Company entered into agreements to purchase two Japanese Capesize bulk carriers, which upon their delivery will be renamed M/V Tradership and M/V Patriotship, respectively. Their deliveries are expected by mid-June 2021.

The M/V Patriotship has been fixed on a time charter with a major European cargo operator. The T/C will commence upon the vessel’s upcoming delivery and will have a term of minimum 12 to maximum 18 months. The gross daily rate is $31,000/ day.

16th Capesize acquisition and expected delivery

On May 17, 2021, the Company entered into an agreement to purchase an additional Japanese Capesize bulk carrier built in 2012. The expected delivery of the vessel is in the third quarter of 2021. Following her delivery, Seanergy’s fleet will increase to 16 Capesize vessels with an aggregate cargo capacity of 2,823,878 dwt and an average age of 11.8 years.

Update on Number of Shares Issued and Outstanding

As of May 25, 2021, the Company has 168,488,240 common shares issued and outstanding. This includes:

•	34,000 shares issued pursuant to exercises of Class E warrants in the period of March 31, 2021 to May 24, 2021 for aggregate proceeds of $0.02 million.

•
7,986,913 shares issued to Jelco Delta Holding Corp. (“Jelco”) upon exercise of outstanding warrants issued pursuant to the Securities Purchase Agreement entered into on December 30, 2020  (the “SPA”), for aggregate proceeds of approximately $5.6 million.

•
4,285,714 shares issued to Jelco following exercise of its option to convert $3.0 million of indebtedness to units, pursuant to the SPA. The issuance of shares to Jelco and associated reduction in debt balance took place in 2Q 2021.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	March 31, 2021	December 31, 2020*
ASSETS
Cash and cash equivalents, restricted cash and term deposits	58,050	23,651
Vessels and advances for vessels’ acquisitions, net	274,781	256,737
Other assets	17,291	14,857
TOTAL ASSETS	350,122	295,245

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt and other financial liabilities, net of deferred finance costs	131,483	169,762
Convertible notes	15,276	14,516
Other liabilities	15,230	15,273
Stockholders’ equity	188,133	95,694
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	350,122	295,245

*	Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2021	2020
Revenues:
Vessel revenues	21,156	13,832
Commissions	(758)	(493)
Vessel revenue, net	20,398	13,339
Expenses:
Voyage expenses	(5,282)	(5,699)
Vessel operating expenses	(5,549)	(5,065)
Management fees	(281)	(252)
General and administrative expenses	(2,730)	(1,359)
Depreciation and amortization	(3,817)	(3,634)
Operating income / (loss)	2,739	(2,670)
Other expenses:
Interest and finance costs	(4,030)	(5,688)
Other, net	(30)	15
Total other expenses, net:	(4,060)	(5,673)
Net loss	(1,321)	(8,343)

Net loss per common share, basic	(0.01)	(4.91)
Weighted average number of common shares outstanding, basic	114,757,841	1,699,660

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. On a ‘fully-delivered’ basis, the Company's fleet will consist of 16 Capesize vessels with an average age of 11.8 years and aggregate cargo carrying capacity of 2,823,878 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com